June 21, 2023

Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn: Keira Nakada
Angela Lumley

Re:	Evolent Health, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
Form 8-K Dated February 22, 2023
File No. 001-37415

Dear Ms. Nakada and Ms. Lumley:

This letter is submitted by Evolent Health, Inc. (the “Company”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 5, 2023, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”) and form 8-K (the “Form 8-K”). For convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 121

1.Please disclose the assessment of your principal executive officer and principal financial officer regarding the effectiveness of your internal control over financial reporting as of the end of the period covered by this report. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will clearly state in future filings whether or not our management concluded that our internal controls were effective at the end of the period. The Company inadvertently omitted from the Form 10-K the following statement,

“Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.”

Language included in this item made clear that the effectiveness of the Company’s internal controls over financial reporting was assessed as of December 31, 2022, using the criteria set forth by the COSO Internal Control – Integrated Framework.

Additionally, the Form 10-K certifications of the Company’s principal executive officer (Exhibit 31.1) and its principal financial officer (Exhibit 31.2) each state that they have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” The Company also disclosed that the effectiveness of the Company’s internal control over financial reporting had been audited. That report, set forth on page 122 of the Form 10-K, states in relevant part that, in the opinion of our auditors, “the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.”

The Company believes that, based upon the above disclosures in the Form 10-K, readers of the Company’s Form 10-K would have believed that the internal controls were deemed to be effective.

Form 8-K Dated February 22 ,2023

Exhibit 99.1
Non-GAAP Financial Measures, page 4

2.We note your disclosure that adjusted depreciation and amortization expenses excludes the impact of amortization expense related to intangible assets acquired through asset acquisitions and business combinations. It is not clear why you exclude amortization of acquired intangible assets on the basis that it reflects a complete view of the operational results, considering that these measures include revenue from core operations generated in part by acquired assets. Please explain and revise your disclosures to more clearly describe the nature of the amortization being excluded and why, and clarify that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is not.

Response:

We present non-GAAP financial measures in our earnings releases and we also use the same non-GAAP financial measures in connection with our internal management reporting. These non-GAAP financial measures are provided as supplemental information to the financial measures that are calculated and presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Acquired intangible assets such as corporate trade names, customer relationships, provider network contracts and existing technology relate to the Company's acquisition activities and are amortized over their useful lives; however, this amortization does not directly relate to the core performance of the Company's business operations since this amortization does not directly relate to the services performed for the Company’s customers. The Company excludes the entire amount of intangible asset amortization expense of intangible assets from acquisitions calculated in accordance with GAAP in our non-GAAP calculations and does not substitute an alternative recognition or measurement method of determining the amortization of intangible assets.

The nature and amount of intangible asset amortization expense can fluctuate, and historically has fluctuated, significantly based on the magnitude and timing of our acquisition activity, and we believe it is informative for investors to have available to them the same information management uses to understand our results exclusive of amortization expense as a supplement to our GAAP results.

In response to the Staff’s comment, the Company will include in future filings, beginning with the Company’s press release announcing its financial results for the quarter ended June 30, 2023, a statement describing what is included in purchase accounting adjustments as well as why we are including revenue from acquired businesses in our non-GAAP metrics. For your reference, below is the relevant section of our first quarter 2023 earnings release, marked to indicate the supplemental disclosure to be included in future filings:

“Purchase accounting adjustments include amortization expense of acquired intangible assets calculated in accordance with GAAP. We believe it is important for the reader to understand that revenue generated from acquisitions is included within revenue in determining adjusted operating net income (loss) however amortization expense from acquired intangible assets is excluded in determining adjusted operating net income (loss) because it does not directly relate to the services performed for the Company’s customers.”

Reconciliation of Adjusted Results of Operations, page 10

3.Your non-GAAP reconciliations for the interim and annual periods appear to present non-GAAP income statements. This presentation appears to be inconsistent with Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please advise, or revise to remove the current presentation and reconcile each non-GAAP measure separately.

Response:

In response to the Staff’s comment, the Company will ensure its future filings, beginning with the Company’s press release announcing its financial results for the quarter ended June 30, 2023, reconcile each non-GAAP measure separately, and the Company will discontinue its current presentation of the “Reconciliation of Adjusted Results of Operations” tables.

* * * * *

If you have any questions or comments regarding this matter, please do not hesitate to contact the undersigned at (571) 389-6000.

Respectfully submitted,

Evolent Health, Inc.

/s/ John Johnson
John Johnson
Chief Financial Officer